As filed with the U.S. Securities and Exchange Commission on June 4, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AVALARA, INC.

(Exact name of registrant as specified in its charter)

Washington	7372	91-1995935
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

255 South King Street, Suite 1800

Seattle, Washington 98104

(206) 826-4900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Scott M. McFarlane

Chairman, Chief Executive Officer, and President

Avalara, Inc.

255 South King Street, Suite 1800

Seattle, Washington 98104

(206) 826-4900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

David F. McShea Andrew B. Moore Allison C. Handy Perkins Coie LLP 1201 Third Avenue, Suite 4900 Seattle, Washington 98101 (206) 359-8000	Alesia L. Pinney Executive Vice President, General Counsel, and Secretary Avalara, Inc. 255 South King Street, Suite 1800 Seattle, Washington 98104 (206) 826-4900	Eric C. Jensen John T. McKenna Alan D. Hambelton Cooley LLP 1700 Seventh Avenue, Suite 1900 Seattle, Washington 98101 (206) 452-8700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑	Smaller reporting company	☐

Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.0001 per share	3,450,000	$68.80	$237,342,750	$28,766

(1)	Includes 450,000 shares that the underwriters have the option to purchase from the Registrant, at the public offering price, less the underwriting discount.
(2)

Estimated pursuant to Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee, based upon the average of the high and low sales price of Avalara, Inc.’s common stock on May 31, 2019 on the New York Stock Exchange.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 4, 2019.

3,000,000 Shares

Common Stock

Avalara, Inc. is offering 3,000,000 shares of its common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “AVLR.” The last reported sale price of our common stock on the New York Stock Exchange on May 31, 2019 was $67.64 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we comply with reduced disclosure and regulatory requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Avalara	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 3,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 450,000 shares from us at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2019.

Goldman Sachs & Co. LLC	BofA Merrill Lynch	Morgan Stanley

Canaccord Genuity	JMP Securities	KeyBanc Capital Markets

Needham & Company	Raymond James	Stifel	William Blair

Prospectus dated                 , 2019.

Prospectus

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date and the information contained in the documents incorporated by reference in this prospectus is current only as of the date of those respective documents.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus and the documents incorporated by reference herein. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety and the documents incorporated by reference herein before investing in our common stock, including the sections titled “Risk Factors” included in this prospectus and incorporated by reference in this prospectus from our periodic reports on file with the Securities and Exchange Commission (the “SEC”), and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference herein. Unless the context otherwise requires, we use the terms “Avalara,” the “Company,” “we,” “us,” and “our” in this prospectus to refer to Avalara, Inc. and, where appropriate, our consolidated subsidiaries.

Overview

Avalara’s motto is “Tax compliance done right.” The rise of digital commerce and international trade, coupled with constantly shifting taxation and reporting obligations imposed by the global patchwork of local, regional, state, and national taxing authorities, has created a tremendously complex and onerous compliance burden for businesses of all sizes. Avalara’s mission is to provide solutions for this challenge, allowing companies to focus on their core operations. We provide a leading suite of cloud-based solutions designed to improve accuracy and efficiency by automating the processes of determining taxability, identifying applicable tax rates, determining and collecting taxes, preparing and filing returns, remitting taxes, maintaining tax records, and managing compliance documents. Our vision is to be part of every transaction in the world.

Thousands of local, regional, state, and national taxing authorities in the United States and internationally impose a variety of transaction taxes that businesses operating in those jurisdictions collect from customers. Businesses must comply with these transaction tax obligations, which require determination, collection, and remittance of taxes, as well as maintaining records of registrations, taxes collected, tax exemption certificates, and other compliance documents. Transaction tax rules and regulations change frequently and are neither intuitive nor consistent across taxing jurisdictions, of which there are more than 12,000 sales and use tax jurisdictions in the United States alone, creating a massively complex compliance challenge. Determining the tax due on a particular sale depends not only on the precise geographic location of the transaction within the relevant taxing jurisdictions and the classification of the product or service in one of thousands of categories, it can also vary because of temporary tax incentives that change the tax rate for specific products, time periods, and transaction thresholds. Further complications arise from the thousands of rule changes enacted every year as taxing authorities amend their tax rates and taxability rules, modify jurisdictional boundaries, and implement other regulatory changes.

In addition to being complex, transaction tax determinations often must be performed and communicated to various invoice-generating systems in real time, at the time of the transaction. Compliance is even more burdensome for businesses required to collect tax on numerous products or services in multiple jurisdictions, which is increasingly common with the rise of ecommerce, globalization, and omnichannel retailing.

Today, many businesses attempt to handle transaction tax compliance processes manually, often through the use of static tax tables in spreadsheet software and reliance on internal staff to track relevant transaction tax requirements and changes. Businesses relying on manual processes for transaction tax compliance risk miscalculations and incorrect collections, which can result in customer dissatisfaction and financial penalties. Many businesses conduct transactions using business applications such as accounting, enterprise resource planning (ERP), ecommerce, point of sale (POS), recurring billing, and customer relationship management (CRM) systems. Although these systems may include rudimentary tax calculation capabilities, they are not sufficiently robust or current to provide accurate tax determinations for many businesses.

The Avalara Compliance Cloud combines an advanced database of broad, deep, and up-to-date tax content with technology for executing compliance processes, including tax determination, tax document management, and returns preparation and filing. Our platform powers a suite of solutions that enable businesses to address the complexity of transaction tax compliance, process transactions in real time, produce detailed records of transaction tax determinations, and reduce errors, audit exposure, and total transaction tax compliance costs. Businesses that use our solutions can allocate fewer personnel to manage transaction tax compliance and focus their efforts on core business operations.

The Avalara Compliance Cloud is designed to integrate seamlessly with our customers’ business applications and be easy to administer and maintain. As transactions are executed in our customers’ business applications, the Avalara Compliance Cloud performs a series of operations to deliver tax compliance functionality in real time. We enable this through our more than 700 pre-built integrations that are designed to link the Avalara Compliance Cloud to business applications used for accounting, ERP, ecommerce, POS, recurring billing, and CRM systems. These integrations typically require little customer configuration or ongoing oversight. Our cloud architecture ensures that our tax content updates are immediately and automatically applied to our customers’ transactions. Our powerful and intuitive web-based console simplifies configuration and unifies administration, reporting, and returns processing across a customer’s multiple business applications.

As a result of our competitive strengths, our platform becomes deeply embedded in our customers’ business processes and systems, providing them with an automated solution central to their ability to transact. Our strategic position drives long-term customer relationships, as evidenced by our net revenue retention rate, which was 107% on average for the four quarters ended March 31, 2019. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Net Revenue Retention Rate” included in our periodic reports on file with the SEC and incorporated by reference herein for additional information regarding our net revenue retention rate.

Businesses across industries and of all sizes, ranging from small businesses to Fortune 100 companies, use our solutions. Mid-market customers, with 20 to 500 employees, have been and remain our primary target market segment for marketing and selling our solutions. We estimate that there are approximately 270,000 U.S. companies in this mid-market segment, based on data from S&P Global Market Intelligence. Our diverse customer base included approximately 6,250, 7,490, 9,070, and 9,700 core customers as of December 31, 2016, 2017 and 2018, and March 31, 2019, respectively. In 2018, our core customers represented more than 85% of our total revenue. As the offerings on our platform have expanded, so too has our addressable customer base. Our number of core customers represents less than half of our total number of customers and does not include a substantial number of customers of various sizes who do not meet the revenue threshold to be considered a core customer. Many of these customers are in the small business and self-serve segment of the marketplace, which represents strategic value and a growth opportunity for us. Customers who do not meet the revenue threshold to be considered a core customer provide us with market share and awareness, and we anticipate that some may grow into core customers. While most of our revenue is currently generated by customers located in the United States, we support transaction tax compliance in Europe, South America, and Asia, and we are continuing to expand our international presence. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Number of Core Customers” included in our periodic reports on file with the SEC and incorporated by reference herein for additional information regarding core customers.

We sell our solutions primarily on a subscription basis. We target most prospects via cost-effective digital marketing strategies and qualify them using predictive analytics. The majority of our sales, to new and existing customers, are direct and conducted via telephone, requiring minimal in-person interaction. In some cases, particularly for customers with larger and more complex needs, we conduct in-person sales. Our sales force also manages a network of business application providers and other customer referral sources that provide us with qualified leads and, in some cases, purchase functionality from us for use by their customers. Our small business customers can subscribe to our solutions via an automated, self-service ordering process.

We have acquired and integrated multiple businesses, primarily to augment the tax content of the Avalara Compliance Cloud, serve the needs of businesses in different geographies or industries, or improve our ability to serve all aspects of transaction tax compliance. Substantial portions of our business, including our tax return preparation and filing, and our compliance document management solutions, are based on acquired content and technology. Since 2014, we have acquired our fuel and alcohol excise tax, lodging tax, communications tax, portions of our European VAT, and Brazil tax solutions. In 2018, we acquired technology assets to facilitate cross-border transactions (e.g. tariffs and duties). In January 2019, we acquired the operating assets of Compli, Inc., a provider of compliance services and technology to producers, distributors, and importers of alcoholic beverages in the United States. In February 2019, we acquired intellectual property and other assets of Indix Corporation, an artificial intelligence company providing comprehensive product descriptions for more than one billion products sold and shipped worldwide. We intend to continue pursuing opportunities to broaden our suite of solutions and international presence, and integrating new content and solutions.

We generated revenue of $167.4 million, $213.2 million, $272.1 million, and $85.0 million in 2016, 2017, 2018, and the three months ended March 31, 2019, respectively. We had net losses of $57.9 million, $64.1 million, $75.6 million, and $9.2 million in 2016, 2017, 2018, and the three months ended March 31, 2019, respectively, primarily due to our investments in growth.

Our revenue churn rate for each of 2016, 2017, and 2018 was less than 5%. We calculate our revenue churn rate by measuring the revenue contribution associated with billing accounts that cancel all of their product and service agreements with us over the measurement year. This cancelled revenue contribution for each such billing account is calculated as the revenue recognized for such billing accounts over the trailing four quarters prior to the quarter in which such billing account cancelled its product and service agreements. We then divide this cancelled revenue contribution by our total annual revenue recognized for the measurement year to calculate our revenue churn rate. Our calculation of revenue churn rate includes only customers with unique account identifiers in our primary U.S. billing systems and does not include customers who subscribe to our solutions through our international subsidiaries or legacy billing systems, primarily related to past acquisitions.

Industry Background

Transaction taxes are ubiquitous and complex, and compliance is increasingly difficult for businesses of all sizes.

Businesses, regardless of size, industry, or location, are subject to transaction tax compliance requirements. These requirements are burdensome even for a business transacting only in a single location, and become exponentially more complex for companies doing business in multiple taxing jurisdictions and offering numerous products and services that are each taxed in different ways.

The responsibility for accurately determining and collecting sales tax generally falls on the seller, which must go through a series of steps to determine the tax due for each transaction. These steps involve complexities that are often prone to error and difficult to manage when conducted manually. Varying dynamics in local, regional, state, and national legislative processes in the United States and internationally have resulted in a patchwork of transaction tax rules that are not intuitive, often confusing, and inconsistent across jurisdictions. For example, digital music downloads are currently taxable in New Jersey but tax exempt in Iowa. Even within states, tax rules applied to similar products can vary widely. In New York City, a plain bagel, sliced and toasted is currently taxable, while a plain bagel to go is tax exempt. Further complications arise from the thousands of changes enacted every year as taxing authorities amend their tax rates and taxability rules, modify taxing jurisdictions, and implement other regulatory changes.

Due to the importance of tax revenue, taxing authorities conduct transaction tax audits to verify accurate and timely collection and payment. These audits can be time consuming and distracting to a business, and can cost hundreds of thousands, or even millions, of dollars, including internal and external audit management costs, as well as payment of uncollected taxes, penalties, and interest.

Commerce across multiple jurisdictions increases the burden of transaction tax compliance.

Conducting commerce across multiple jurisdictions involves a complex set of location-by-location, region-by-region, state-by-state, country-by-country, and product-by-product application of tax laws. Ecommerce, globalization, and omnichannel retailing have facilitated cross-jurisdiction transactions for businesses of all sizes, increasing their transaction tax compliance burden and risk, and the need for an automated compliance solution.

Challenges exist with current approaches.

Many businesses currently attempt to handle transaction tax compliance processes manually, risking miscalculations and incorrect collections, which can result in customer dissatisfaction and financial penalties. Some businesses supplement their internal manual efforts with costly outsourced professional service firms to perform tax compliance functions. Many businesses conduct transactions using business applications such as accounting, ERP, ecommerce, POS, recurring billing, and CRM systems. These systems sometimes include rudimentary tax calculation capabilities, but they are usually not sufficiently robust or current to provide accurate tax determinations. Businesses may also rely on tax-specific software products from providers other than Avalara, but these often offer limited pre-built integrations with critical business applications, can require ongoing updates, are deployed on-premises, or have a high cost of ownership.

Our Opportunity

We believe that the total addressable market for transaction tax compliance solutions is large and underpenetrated. We estimate that the addressable market in the United States alone for the solutions we offer today is over $8 billion. We calculate this figure by identifying the number of U.S. companies across all industries using certain data from, for companies with 20 or more employees, S&P Global Market Intelligence and, for companies with fewer than 20 employees, the U.S. Census Bureau 2015 Statistics of U.S. Businesses. We then segment these companies into four separate cohorts based on the number of employees: companies that have fewer than 20 employees, companies that have between 20 and 100 employees, companies that have between 101 and 500 employees, and companies that have 501 employees or more. We then multiply the number of U.S. companies in each of these four cohorts by the following:

•

For companies with fewer than 20 employees, which represent a market that has not historically been our primary focus but which also represent a growth area for us, our expected revenue for a customer that purchases subscriptions through our self-serve web tool for 1,200 determinations and 12 return filings per year.

•

For companies with 20 to 100 employees, 101 to 500 employees or 501 or more employees, the 2017 average annual revenue per customer within each respective cohort based on revenues of all customers that we could precisely match between our customer account records and S&P Global Market Intelligence data for the respective cohort.

We believe this $8 billion figure understates our total addressable market, as it does not account for businesses outside the United States, or potential future expansion in the solutions we offer and corresponding potential increases in average annual revenue per customer.

We believe that the total addressable market for our solutions is also driven in part by transaction taxes collected. The Organisation for Economic Co-operation and Development (OECD) estimates that $377 billion of sales taxes were collected in the United States for 2016. We estimate that our AvaTax solution determined approximately $5.8 billion of remitted sales and use taxes in the United States in 2016. In addition, the OECD estimates that $445 billion of other transaction taxes were collected in the United States in 2016, including excise taxes, customs and import duties, and taxes on specific services, such as transportation, communications, insurance, advertising, hotels and lodging, restaurants, entertainments, gambling, and sporting events.

While most of our revenue is currently generated from customers located in the United States, we support transaction tax compliance in Europe, South America, and Asia and believe we have a significant growth opportunity in these markets. For example, the OECD estimates that over $1.2 trillion of VAT was collected in Europe for 2016. Although we are in the early stages of developing our international presence and therefore have less historical data with which to assess the size of our market opportunities, we believe that Europe and other jurisdictions throughout the world represent a significant additional addressable market for our transaction tax compliance solutions.

We intend to capture more of our total addressable market as we pursue our vision to be a part of every transaction in the world and solve compliance challenges with respect to the trillions of dollars of transaction taxes collected globally every year.

Avalara Compliance Cloud

The Avalara Compliance Cloud enables customers to address the complexity of transaction tax compliance, process transactions in real time, produce detailed records of transaction tax determinations, and reduce errors, audit exposure, and total transaction tax compliance costs. Our platform powers a suite of compliance solutions for transaction tax determination; tax return preparation, filing, and remittance; tax records maintenance; and exemption certificate and other compliance document storage and management. Our solutions use an advanced database of broad, deep, and up-to-date tax content for a wide and growing range of transaction taxes, such as sales and use tax, VAT, excise tax, lodging tax, and communications tax.

Compared to on-premises products, our comprehensive, integrated suite of automated, cloud-based compliance solutions requires substantially less upfront deployment effort, hardware purchases, and ongoing maintenance and support costs. Our solutions reduce our customers’ need for manual research and the related higher personnel costs, and eliminate the need for a patchwork of disparate products and services for separate transaction tax compliance functions.

Our Competitive Strengths

Our key competitive strengths include:

•

Powerful technology.    Our proprietary platform powers a comprehensive and integrated set of transaction tax compliance solutions that enable our customers to automate and accurately manage their transaction tax compliance processes. Our platform combines an extensive proprietary database containing tax jurisdiction boundaries, tax rates, product- and date-specific taxability rules, and return preparation and filing requirements, with advanced algorithms for precise real time address validation via geolocation technology, application of taxability rules, tax determination, tax return preparation and filing, tax remittance, and tax forms and records management.

•

Extensive integrations.    We have invested in developing and maintaining more than 700 pre-built integrations that are designed to embed our solutions seamlessly into leading business applications, including accounting, ERP, ecommerce, POS, recurring billing, and CRM systems. We believe that maintaining pre-built integrations with a broad range of business applications provides a competitive advantage, to which we refer as a moat, as these integrations dramatically reduce implementation time, effort, and cost; enable our solutions to function seamlessly with the core applications our customers use to process and manage their transactions; and allow customers to easily and efficiently manage tax compliance across multiple business applications. We offer far more pre-built integrations with these applications than other tax software providers and we plan to continue adding more. We have pre-built integrations with leading business application providers such as Magento, QuickBooks, Microsoft, NetSuite, Sage, 3dCart, Salesforce Commerce Cloud, and Epicor, that customers can use to connect our solutions with their applications. In addition, we have relationships with some application providers, including BigCommerce, Shopify, and others, that include our pre-built integrations in their platforms, allowing customers to easily choose our solutions to automate transaction tax determinations.

•

Extensive content.    We have amassed, expanded, and integrated an extensive database of statutory tax content, including product classifications and taxability rules, exemption conditions, tax holidays, jurisdiction boundaries, tax rates, thresholds, registration, and return preparation and filing requirements, as well as millions of uniform product codes, or UPCs, linked to taxability rules. We employ a large group of tax research analysts who continually update this extensive library of content. Our extensive tax content and forms databases have enabled us to serve the compliance needs of an ever-expanding list of businesses in different geographies and industries such as fuels, communications, and lodging.

•	Comprehensive, easy-to-use, scalable solutions. We provide solutions to a full range of transaction tax compliance burdens. Our solutions can be configured and managed using our intuitive administrative console, which we regard as a significant differentiator from other transaction tax services because they facilitate fast and easy company-specific configuration, detailed transaction analysis, and access to detailed reports, worksheets, calendars, and other management functions.

•

Broad ecosystem.    We have strategically built a broad range of relationships with a network of business application providers and their reseller channels, integration developers, implementation specialists, and accounting and financial advisors. These relationships provide us with an effective distribution channel, the majority of our pre-built integrations, a source of referral business, occasions for cross-selling, new opportunities for compliance automation, and early access to developing technologies.

As a result of our competitive strengths, our platform becomes deeply embedded in our customers’ business processes and systems, providing them with an automated solution central to their ability to transact. Our strategic position drives long-term customer relationships, as evidenced by our net revenue retention rate, which was 107% on average for the four quarters ended March 31, 2019.

Our Growth Strategies

We plan to continue investing to provide our customers with best-in-class solutions and to expand our market opportunity. Our primary growth strategies include:

•

Broaden our base of customers.    We believe that the market for comprehensive, automated transaction tax compliance solutions is large and underserved, and therefore we can significantly increase our customer base. In addition, as businesses expand their product and jurisdictional footprints, we believe the need for cost-effective transaction tax compliance solutions increases. We will continue to invest in our sales and marketing efforts, both domestically and internationally, and intend to expand into new markets to grow our customer base.

•

Grow revenue from our existing customers.    Many of our customers begin with a single solution, such as our AvaTax determination solution. This initial entry point establishes Avalara as a trusted part of a customer’s financial system, and as a customer’s sales increase and the number of transactions processed grows, our volume-based subscription model generates more revenue. The initial entry point also provides us with significant cross-sell opportunities, including tax return preparation and filing, tax remittance, and tax exemption certificate and other compliance documents management. These solutions work together to provide customers with a comprehensive automated solution for all of their transaction tax compliance needs.

•

Expand our partner ecosystem.    We have an extensive network of business application providers and other customer referral sources that provides us with qualified leads and new customer opportunities. In some cases, providers purchase functionality from us for use by their customers. We intend to continue expand our partner ecosystem by actively seeking new relationships that offer exposure to potential customers and integrations with more business applications.

•

Expand international reach.    We believe that we have a significant opportunity to expand our suite of solutions for use outside of the United States. Of our 13 worldwide offices, five are located outside the United States and we support transaction tax compliance in Europe, South America, and Asia. We plan to continue investing in these geographies, while also expanding our solutions and growing our sales force to expand into new regions.

•

Broaden our content and suite of solutions.    We devote substantial resources to continuously improve the Avalara Compliance Cloud, add innovative new features and functionalities, add content, build technology to support new content types, and improve the user experience for our solutions. We intend to continue to make significant investments to acquire accurate, relevant content and expertise to best serve the transaction tax compliance needs of our customers. For example, we acquired fuel and alcohol excise tax, lodging tax, communications tax, portions of European VAT and Brazilian tax solutions. These acquisitions accelerate the expansion of our tax content, solutions, customer base, cross-selling opportunities, and geographic reach. We intend to continue pursuing opportunities to acquire businesses and technologies that accomplish our strategic objectives.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section of this prospectus titled “Risk Factors” immediately following this prospectus summary and in our periodic reports on file with the SEC, which are incorporated by reference herein. These risks include, but are not limited to:

•	we have incurred significant operating losses in the past and may never achieve or maintain profitability;

•	our revenue growth rate depends on existing customers renewing and upgrading their subscriptions, and if we fail to retain our customers or upgrade their subscriptions, our business will be harmed;

•	if we are unable to attract new customers on a cost-effective basis, our business will be harmed;

•	our revenue growth rate may not be sustainable;

•	if we fail to effectively manage our growth, our business, results of operations, and financial condition would likely be harmed;

•

we derive substantially all of our revenue from the delivery of our sales and use tax determination solution, and any failure of this solution to satisfy customer demands or to achieve increased market acceptance could adversely affect our business, results of operations, financial condition, and growth prospects;

•

we may not successfully develop or introduce new solutions that achieve market acceptance, or successfully integrate acquired products, services, or content with our existing solutions, and our business could be harmed and our revenue could suffer as a result;

•

our business and success depends in part on our strategic relationships with third parties, including our partner ecosystem, and our business would be harmed if we fail to maintain or expand these relationships;

•

our acquisitions of, and investments in, other businesses, products, or technologies may not yield expected benefits and our inability to successfully integrate acquisitions may negatively impact our business, financial condition, and results of operations; and

•

we face significant competition from other transaction tax compliance software providers and professional services firms, as well as the challenge of convincing businesses using do-it-yourself approaches to switch to our solutions.

Corporate Information

Our principal executive offices are located at 255 South King Street, Suite 1800, Seattle, Washington 98104, and our telephone number is (206) 826-4900. Our website is www.avalara.com. Information contained on, or that can be accessed through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. We were incorporated in the State of Washington in August 1999 under the name Advantage Solutions, Inc. and changed our name to Avalara, Inc. in December 2005.

Avalara, the Avalara logo, AvaTax, the Avalara Compliance Cloud, “Tax compliance done right,” and other trademarks or service marks of Avalara appearing in this prospectus are the property of Avalara. Other trade names, trademarks, and service marks appearing in this prospectus are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. An emerging growth company may take advantage of reduced disclosure and regulatory requirements that are otherwise generally applicable to public companies, including not being required to obtain an attestation report from our independent registered public accounting firm on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, presenting reduced disclosure regarding executive compensation in our periodic reports and proxy statements, and not being required to hold nonbinding advisory shareholder votes on executive compensation or golden parachute arrangements.

In addition, pursuant to the JOBS Act, as an “emerging growth company” we have elected to take advantage of an extended transition period for complying with new or revised accounting standards. This effectively permits us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors.

We will cease to be an emerging growth company upon the earlier to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and December 31, 2023 (the last day of the fiscal year ending after the fifth anniversary of our initial public offering).

THE OFFERING

Common stock offered by us	3,000,000 shares 3,000,000 shares

Option to purchase additional shares from us	450,000 shares

Common stock to be outstanding after this offering	72,903,447 shares (or 73,353,447 shares if the option to purchase additional shares is exercised in full)

Use of proceeds	We estimate that the net proceeds from this offering to us will be approximately $193.2 million (or approximately $222.3 million if the option to purchase additional shares is exercised in full), based on an assumed offering price of $67.64 per share, which was the last reported sale price of our common stock on the New York Stock Exchange on May 31, 2019, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering for general corporate purposes, which we currently expect will include headcount expansion, continued investment in our sales and marketing efforts, product development, general and administrative matters, and working capital. We also may use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies, or other assets. However, we have not entered into any definitive agreements or commitments with respect to any specific acquisitions or investments at this time. See the section of this prospectus titled “Use of Proceeds” for additional information.

New York Stock Exchange symbol	“AVLR”

The number of shares of our common stock to be outstanding after the closing of this offering is based on 69,903,447 shares of our common stock outstanding as of March 31, 2019 and excludes:

•	9,030,579 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2019, with a weighted average exercise price of $15.44 per share;

•	1,018,325 shares of common stock issuable upon vesting of restricted stock units, or RSUs, outstanding as of March 31, 2019;

•	6,892,004 shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan, or the 2018 Plan, as of March 31, 2019; and

•	1,291,631 shares of common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, or the ESPP, as of March 31, 2019.

The 2018 Plan and the ESPP provide for automatic annual increases in the number of shares reserved thereunder.

Subsequent to March 31, 2019, and through May 31, 2019, we issued an aggregate of 1,108,350 shares of common stock pursuant to the exercise of outstanding options.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	no exercise of outstanding options or vesting of RSUs after March 31, 2019; and

•	no exercise by the underwriters of their option to purchase up to an additional 450,000 shares of common stock from us.

All common share and per common share amounts for all periods presented in this prospectus have been adjusted retrospectively, where applicable, to reflect the 2-to-1 reverse stock split of outstanding common stock effected on May 10, 2018. Preferred stock amounts have been adjusted retrospectively only where the conversion to common stock is presented.

SUMMARY CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated statements of operations data for the years ended December 31, 2016, 2017, and 2018 from audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018 (our “2018 Annual Report”), which is incorporated by reference herein. The summary consolidated statements of operations data for the three months ended March 31, 2018 and 2019, and the summary consolidated balance sheet data as of March 31, 2019, are derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, incorporated by reference herein. The unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and on the same basis as our audited consolidated financial statements, except for the adoption of ASC 606 on January 1, 2019, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our results of operations for the three months ended March 31, 2018 and 2019 and of our financial position as of March 31, 2019. Historical results are not necessarily indicative of the results that may be expected in the future. The selected financial data set forth below should be read together with the financial statements and the related notes to those statements, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our periodic reports on file with the SEC, which are incorporated by reference herein.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017	2018	2018	2019
				(unaudited)
	(in thousands, except per share data)
Revenue:
Subscription and returns	$154,967	$199,942	$254,056	$57,870	$78,231
Professional services and other	12,459	13,217	18,042	3,507	6,739

Total revenue	167,426	213,159	272,098	61,377	84,970

Cost of revenue:
Subscription and returns	41,307	48,849	66,556	14,817	20,978
Professional services and other	7,206	9,128	12,093	2,692	4,329

Total cost of revenue(1)	48,513	57,977	78,649	17,509	25,307

Gross profit	118,913	155,182	193,449	43,868	59,663

Operating expenses:
Research and development(1)	32,848	41,264	51,909	12,619	15,956
Sales and marketing(1)	103,483	133,794	168,817	37,307	38,208
General and administrative(1)	36,875	34,286	39,603	9,211	15,234
Restructuring charges	—	752	—	—	—
Goodwill impairment	—	8,418	9,174	—	—

Total operating expenses	173,206	218,514	269,503	59,137	69,398

Operating loss	(54,293)	(63,332)	(76,054)	(15,269)	(9,735)

Total other (income) expense, net	2,955	2,013	472	828	(608)

Loss before income taxes	(57,248)	(65,345)	(76,526)	(16,097)	(9,127)

Provision for (benefit from) income taxes	640	(1,219)	(976)	(848)	116

Net loss	$(57,888)	$(64,126)	$(75,550)	$(15,249)	$(9,243)

Net loss attributable to common shareholders—basic and diluted(2)	$(57,888)	$(64,126)	$(75,550)	$(15,249)	$(9,243)

Net loss per share attributable to common shareholders—basic and diluted(2)	$(10.15)	$(11.39)	$(1.95)	$(2.47)	$(0.14)

Weighted average shares of common stock outstanding—basic and diluted(2)	5,706	5,632	38,692	6,170	68,381

Non-GAAP Financial Data (unaudited)
Non-GAAP operating loss(3)	$(41,107)	$(37,425)	$(44,971)	$(10,349)	$(1,497)
Free cash flow(4)	(28,356)	(17,496)	(18,545)	(17,000)	(12,535)
Calculated billings(5)	183,654	232,910	314,520	73,024	96,399

(1)	The stock-based compensation expense included above was as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017	2018	2018	2019
				(unaudited)
	(in thousands)
Cost of revenue	$856	$976	$1,665	$296	$741
Research and development	1,265	2,391	3,179	581	1,292
Sales and marketing	2,209	3,789	5,492	1,045	2,169
General and administrative	3,782	4,601	5,585	1,588	2,358

Total stock-based compensation expense	$8,112	$11,757	$15,921	$3,510	$6,560

The amortization of acquired intangibles included above was as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017	2018	2018	2019
				(unaudited)
	(in thousands)
Cost of revenue	$3,244	$3,717	$4,020	$898	$1,170
Research and development	—	—	—	—	—
Sales and marketing	1,706	1,913	1,951	502	505
General and administrative	124	102	17	10	3

Total amortization of acquired intangibles	$5,074	$5,732	$5,988	$1,410	$1,678

(2)

See Note 12 of the notes to our consolidated financial statements included in our 2018 Annual Report for an explanation of the method used to calculate basic and diluted net loss per share attributable to common shareholders and the weighted-average number of shares used in the computation of the per share amounts.

(3)

We calculate non-GAAP operating loss as operating loss before stock-based compensation expense, amortization of acquired intangibles, and goodwill impairments. For more information about non-GAAP operating loss and a reconciliation of non-GAAP operating loss to operating loss, the most directly comparable financial measure calculated and presented in accordance with GAAP see the section of this prospectus titled “Selected Consolidated Financial Data—Use of Non-GAAP Financial Measures.”

(4)

We define free cash flow as net cash (used in) provided by operating activities less cash used for the purchase of property and equipment. For more information about free cash flow and a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section of this prospectus titled “Selected Consolidated Financial Data—Use of Non-GAAP Financial Measures.”

(5)

We define calculated billings as total revenue plus the changes in deferred revenue and contract liabilities in the period. For more information about calculated billings and a reconciliation of calculated billings to revenue, the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section of this prospectus titled “Selected Consolidated Financial Data—Use of Non-GAAP Financial Measures.”

	As of March 31, 2019
	Actual	As Adjusted(1)
	(unaudited)
	(in thousand)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$146,878	$340,074
Working capital (excluding deferred revenue)	160,541	353,737
Total assets	392,686	585,882
Deferred revenue (current and noncurrent)	132,714	132,714
Total liabilities	223,713	223,713
Total shareholders’ equity	168,973	362,169

(1)

Reflects the sale and issuance of shares of our common stock by us in this offering at an assumed public offering price of $67.64 per share, which was the last reported sale price of our common stock on the New York Stock Exchange on May 31, 2019 and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus and the documents incorporated by reference herein, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes in our periodic reports on file with the SEC, before deciding whether to purchase shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. If any of the events or circumstances described in any of the following risk factors actually occurs, our business, operating results, financial condition, cash flows, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to this Offering and Ownership of Our Common Stock

Our stock price has been and likely will continue to be volatile and may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The market price and trading volume of our common stock may fluctuate significantly regardless of our operating performance, in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations, or capital commitments;

•	changes in our Board of Directors or management;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	sales of large blocks of our common stock, including sales by our executive officers, directors, or significant shareholders;

•	lawsuits threatened or filed against us;

•	changes in laws or regulations applicable to our business;

•	the expiration of contractual lock-up agreements;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging, and other derivative transactions involving our capital stock;

•	general economic conditions in the United States and internationally;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and

•	the other factors described in these Risk Factors and the section titled “Risk Factors” in our 2018 Annual Report and any subsequent quarterly reports.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and harm our business, financial condition, and results of operations.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock, particularly sales by our directors, executive officers, and significant shareholders, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

In connection with this offering, subject to certain exceptions, all of our executive officers and directors, and certain shareholders, have agreed to enter into lock-up agreements that restrict their ability to sell or transfer shares of our capital stock for 60 days from the date of this prospectus. The representatives may, in their sole discretion, permit our shareholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, as of March 31, 2019, there were 10,048,904 shares of common stock issuable upon exercise of outstanding options and vesting of outstanding RSUs. In connection with our initial public offering, we filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity compensation plans and agreements. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable securities laws, applicable vesting requirements, and the lock-up agreements described above to the extent such shares are held by our executive officers and directors.

Certain holders of our common stock or their permitted transferees are entitled to rights, subject to some conditions, to require us to file registration statements covering their shares, or to include their shares in registration statements that we may file for ourselves or our shareholders.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or publish inaccurate or negative reports about our business, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds we receive for general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies, or other assets. As of the date of this prospectus, we have not entered into any definitive agreements or commitments with respect to any specific acquisitions or investments at this time. We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our development, the level of our sales and marketing activities, the pace of our international expansion plans, and our investments and acquisitions. The net proceeds may be used for purposes that do not increase the value of our business or increase the risks to you, which could cause the price of our stock to decline. Until net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We are an “emerging growth company” and intend to comply with the reduced disclosure and regulatory requirements, which may make our common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of reduced disclosure and regulatory requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•

we are not required to obtain an attestation report from our independent registered public accounting firm on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

•	we may present reduced disclosure regarding executive compensation in our periodic reports and proxy statements; and

•	we are not required to hold nonbinding advisory shareholder votes on executive compensation or golden parachute arrangements.

We may take advantage of these reduced requirements until we are no longer an “emerging growth company,” which will occur upon the earlier of (1) December 31, 2023 (the last day of the fiscal year following the fifth anniversary of our initial public offering), (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more, (3) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities, and (4) the date on which we are deemed to be a “large accelerated filer” as defined in the Exchange Act. Investors may find our common stock less attractive or our company less comparable to certain other public companies because we will rely on these reduced requirements.

In addition, pursuant to the JOBS Act, as an “emerging growth company” we have elected to take advantage of an extended transition period for complying with new or revised accounting standards. This effectively permits us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors.

Provisions in our charter documents and under Washington law could make an acquisition of our company more difficult and limit attempts by our shareholders to replace or remove our current management.

Our amended and restated articles of incorporation, or our Articles, and our amended and restated bylaws, or our Bylaws, include a number of provisions that may have the effect of deterring takeovers or delaying or preventing changes in control or changes in our management that a shareholder might deem to be in his or her best interest. These provisions include the following:

•	our Board of Directors may issue up to 20,000,000 shares of preferred stock, with any rights or preferences as it may designate;

•

our Articles and Bylaws provide (1) for the division of our Board of Directors into three classes, as nearly equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our shareholders, (2) that a director may only be removed from the Board of Directors for cause by the affirmative vote of our shareholders, (3) that vacancies on our Board of Directors may be filled only by the Board of Directors, and (4) that only our Board of Directors may change the size of our Board of Directors, which provisions together generally make it more difficult for shareholders to replace a majority of our Board of Directors;

•	Washington law, our Articles, and Bylaws limit the ability of shareholders from acting by written consent by requiring unanimous written consent for shareholder action to be effective;

•	our Bylaws limit who may call a special meeting of shareholders to our Board of Directors, chairperson of our Board of Directors, chief executive officer, or president;

•

our Bylaws provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide timely advance written notice to us, and specify requirements as to the form and content of a shareholder’s notice, which may preclude shareholders from bringing matters before a meeting of shareholders or from making nominations for directors at a meeting of shareholders;

•

our Articles do not provide for cumulative voting for our directors, which may make it more difficult for shareholders owning less than a majority of our capital stock to elect any members to our Board of Directors; and

•

our Articles and Bylaws provide that shareholders can amend or repeal the Bylaws only by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote generally in the election of directors, voting together as a single group.

Additionally, unless approved by a majority of our “continuing directors,” as that term is defined in our Articles, specified provisions of our Articles may not be amended or repealed without the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote on the action, voting together as a single group, including the following provisions:

•

those providing that shareholders can amend or repeal the Bylaws only by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote generally in the election of directors, voting together as a single group;

•

those providing for the division of our Board of Directors into three classes, as nearly equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our shareholders;

•	those providing that a director may only be removed from the Board of Directors for cause by the affirmative vote of our shareholders;

•	those providing that vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the directors then in office or by the sole remaining director;

•	those providing that only our Board of Directors may change the size of our Board of Directors;

•

those requiring the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote on the action, voting together as a single group, to amend or repeal specified provisions of our Articles; and

•	those that limit who may call a special meeting of shareholders to only our Board of Directors, chairperson of our Board of Directors, chief executive officer, or president.

The provisions described above may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our Board of Directors, which is responsible for appointing our management. In addition, because we are incorporated in the State of Washington, we are governed by the provisions of Chapter 23B.19 of the Washington Business Corporation Act, which prohibits certain business combinations between us and certain significant shareholders unless specified conditions are met. These provisions may also have the effect of delaying or preventing a change in control of our company, even if this change in control would benefit our shareholders. See the section of this prospectus titled “Description of Capital Stock.”

We have never paid cash dividends and do not anticipate paying any cash dividends on our capital stock.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. In addition, our ability to pay dividends on our capital stock is restricted by our credit facilities and may be prohibited or limited by the terms of our current and future debt financing arrangements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus and the documents incorporated by reference herein, including statements regarding future events or our future results of operations, financial condition, business, strategies, financial needs, and the plans and objectives of management, are forward-looking statements. In some cases you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “likely,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or similar expressions and the negatives of those terms. We have based these forward-looking statements largely on our current plans, expectations, and projections about future events and financial trends that we believe may affect our results of operations, financial condition, business, strategies, financial needs, and the plans and objectives of management. You should read this prospectus, the documents incorporated by reference herein, and the documents that we have filed as exhibits to the registration statement of which this prospectus forms a part completely and with an understanding that our actual future results may be materially different from what we expect. Forward-looking statements are based on information available to our management as of the date of this prospectus and our management’s good faith belief as of such date with respect to future events and are subject to a number of risks, uncertainties, and assumptions that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our ability to sustain our revenue growth rate, to achieve or maintain profitability, and to effectively manage our anticipated growth;

•	our ability to attract new customers on a cost-effective basis and the extent to which existing customers renew and upgrade their subscriptions;

•	the timing of our introduction of new solutions or updates to existing solutions;

•	our ability to successfully diversify our solutions by developing or introducing new solutions or acquiring and integrating additional businesses, products, services, or content;

•	our ability to maintain and expand our strategic relationships with third parties;

•	our ability to deliver our solutions to customers without disruption or delay;

•	our exposure to liability from errors, delays, fraud, or system failures, which may not be covered by insurance;

•	our ability to expand our international reach; and

•

other factors discussed in other sections of this prospectus and the documents incorporated by reference herein, including the sections titled “Risk Factors” included in this prospectus and incorporated by reference in this prospectus from our periodic reports on file with the SEC and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our periodic reports on file with the SEC and incorporated herein by reference.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. Further, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of the document containing the applicable statement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not place undue reliance on our forward-looking statements and you should not rely on forward-looking statements as predictions of future events. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. The forward-looking statements made in this prospectus or the documents incorporated by reference herein speak only as of the date of this prospectus or the document containing the applicable statement, respectively. We undertake no obligation to update any forward-looking statements made in this prospectus or the documents incorporated by reference herein to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained or incorporated by reference in this prospectus concerning our industry and the market in which we operate, including our market position, market opportunity, and market size, is based on information from various sources, on assumptions that we have made based on such data and other similar sources, and on our knowledge of the markets for our solutions. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” included in this prospectus and incorporated by reference in this prospectus from our 2018 Annual Report and elsewhere in this prospectus and in the documents incorporated by reference herein. These and other factors could cause results to differ materially from those expressed in the estimates, projections, and assumptions made by third parties and by us.

The following reports present data, research opinions, or viewpoints published by each of the respective publishers thereof and are not representations of fact. Such reports speak as of their respective original publication dates (and not as of the date of this prospectus), and the opinions expressed in such reports are subject to change without notice. References to websites where such reports can be found are inactive textual references only. We believe the information from the industry publication and other third-party sources included in this prospectus is reliable. The industry publications, reports, surveys, and forecasts containing the market and industry data cited in this prospectus are provided below:

•	OECD (2016), “Revenue Statistics: Comparative tables (Edition 2016),” OECD Tax Statistics (database) (Accessed on March 15, 2018);

•	S&P Global Market Intelligence; Capital IQ Company Screening Report (Accessed on March 1, 2018); and

•	U.S. Census Bureau 2015 Statistics of U.S. Businesses.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 3,000,000 shares of our common stock that we are selling in this offering will be approximately $193.2 million, based on an assumed offering price of $67.64 per share, which was the last reported sale price of our common stock on the New York Stock Exchange on May 31, 2019, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to us will be approximately $222.3 million, after deducting the underwriting discount and estimated offering expenses payable by us.

The principal purpose of this offering is to increase our public float. We intend to use the net proceeds that we receive from this offering for general corporate purposes, which we currently expect will include headcount expansion, continued investment in our sales and marketing efforts, product development, general and administrative matters, and working capital. In addition to other investments in our growth strategies, we may also use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies, or other assets. However, we have not entered into any definitive agreements or commitments with respect to any specific acquisitions or investments at this time.

We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering and have not quantified or allocated any specific portion of the net proceeds or range of net proceeds to any particular purpose. Accordingly, we will have broad discretion in using these proceeds. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our development, the level of our sales and marketing activities, the pace of our international expansion plans, and our investments and acquisitions. Pending the use of proceeds as described above, we plan to invest the net proceeds that we receive in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Our ability to pay dividends on our common stock is restricted by our credit facilities. Any future determination to declare dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2019:

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale and issuance of 3,000,000 shares of our common stock by us in this offering at an assumed public offering price of $67.64 per share, which was the last reported sale price of our common stock on the New York Stock Exchange on May 31, 2019, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

You should read the following table in conjunction with “Description of Capital Stock” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes incorporated by reference from our periodic reports on file with the SEC.

	As of March 31, 2019
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Cash and cash equivalents	$146,878	$340,074

Total shareholders’ equity:
Preferred stock, $0.0001 par value—20,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.0001 par value—600,000,000 shares authorized, and 69,903,447 shares issued and outstanding, actual; 600,000,000 shares authorized and 72,903,447 shares issued and outstanding, as adjusted	7	7
Additional paid-in capital	640,996	834,192
Accumulated other comprehensive income (loss)	(2,807)	(2,807)
Accumulated deficit	(469,223)	(469,223)

Total shareholders’ equity	168,973	362,169

Total capitalization	$168,973	$362,169

The number of shares of our common stock to be outstanding after the closing of this offering is based on 69,903,447 shares of our common stock outstanding as of March 31, 2019 and excludes:

•	9,030,579 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2019, with a weighted average exercise price of $15.44 per share;

•	1,018,325 shares of common stock issuable upon vesting of RSUs, outstanding as of March 31, 2019;

•	6,892,004 shares of common stock reserved for future issuance under our 2018 Plan as of March 31, 2019; and

•	1,291,631 shares of common stock reserved for future issuance under our ESPP, as of March 31, 2019.

The 2018 Plan and the ESPP provide for automatic annual increases in the number of shares reserved thereunder.

Subsequent to March 31, 2019, and through May 31, 2019, we issued an aggregate of 1,108,350 shares of common stock pursuant to the exercise of outstanding options.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after the closing of this offering. Our net tangible book value as of March 31, 2019 was $63.7 million, or $0.91 per share.

After giving effect to the sale of 3,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $67.64 per share, the last reported sale price of our common stock on the New York Stock Exchange on May 31, 2019, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2019 would have been $256.9 million, or $3.52 per share. This represents an immediate increase in net tangible book value of $2.61 per share to existing shareholders and an immediate dilution in net tangible book value of $64.12 per share to investors purchasing shares of our common stock in this offering at the assumed public offering price.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$67.64
Net tangible book value per share as of March 31, 2019, before giving effect to this offering	$0.91
Increase in net tangible book value per share attributable to new investors	2.61

As adjusted net tangible book value per share after giving effect to this offering		3.52

Dilution in as adjusted net tangible book value per share to new investors in this offering		$64.12

If the underwriters exercise their option to purchase additional shares of our common stock in full, our as adjusted net tangible book value will be $286.0 million, or $3.90 per share, and the dilution per share of common stock to new investors will be $63.74 per share.

The number of shares of our common stock to be outstanding after the closing of this offering is based on 69,903,447 shares of our common stock outstanding as of March 31, 2019 and excludes:

•	9,030,579 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2019, with a weighted average exercise price of $15.44 per share;

•	1,018,325 shares of common stock issuable upon vesting of RSUs as of March 31, 2019;

•	6,892,004 shares of common stock reserved for future issuance under our 2018 Plan as of March 31, 2019; and

•	1,291,631 shares of common stock reserved for future issuance under our ESPP, as of March 31, 2019.

Subsequent to March 31, 2019, and through May 31, 2019, we issued an aggregate of 1,108,350 shares of common stock pursuant to the exercise of outstanding options.

The shares reserved for future issuance under our 2018 Plan and our ESPP are subject to automatic annual increases in accordance with the terms of the plans. To the extent that options are exercised, new options or restricted stock units are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated statements of operations data for the years ended December 31, 2016, 2017, and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 from audited consolidated financial statements included in our 2018 Annual Report, which is incorporated by reference herein. The selected consolidated statements of operations data for the three months ended March 31, 2018 and 2019, and the selected consolidated balance sheet data as of March 31, 2019, are derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, incorporated by reference herein. The unaudited consolidated financial statements have been prepared in accordance with GAAP and on the same basis as our audited consolidated financial statements, except for the adoption of ASC 606 on January 1, 2019, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our results of operations for the three months ended March 31, 2018 and 2019 and of our financial position as of March 31, 2019. Historical results are not necessarily indicative of the results that may be expected in the future. The selected financial data set forth below should be read together with the financial statements and the related notes to those statements, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our periodic reports on file with the SEC, which are incorporated by reference herein.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017	2018	2018	2019
				(unaudited)
	(in thousands, except per share data)
Revenue:
Subscription and returns	$154,967	$199,942	$254,056	$57,870	$78,231
Professional services and other	12,459	13,217	18,042	3,507	6,739

Total revenue	167,426	213,159	272,098	61,377	84,970

Cost of revenue:
Subscription and returns	41,307	48,849	66,556	14,817	20,978
Professional services and other	7,206	9,128	12,093	2,692	4,329

Total cost of revenue(1)	48,513	57,977	78,649	17,509	25,307

Gross profit	118,913	155,182	193,449	43,868	59,663

Operating expenses:
Research and development(1)	32,848	41,264	51,909	12,619	15,956
Sales and marketing(1)	103,483	133,794	168,817	37,307	38,208
General and administrative(1)	36,875	34,286	39,603	9,211	15,234
Restructuring charges	—	752	—	—	—
Goodwill impairment	—	8,418	9,174	—	—

Total operating expenses	173,206	218,514	269,503	59,137	69,398

Operating loss	(54,293)	(63,332)	(76,054)	(15,269)	(9,735)

Total other (income) expense, net	2,955	2,013	472	828	(608)

Loss before income taxes	(57,248)	(65,345)	(76,526)	(16,097)	(9,127)

Provision for (benefit from) income taxes	640	(1,219)	(976)	(848)	116

Net loss	$(57,888)	$(64,126)	$(75,550)	$(15,249)	$(9,243)

Net loss attributable to common shareholders—basic and diluted(2)	$(57,888)	$(64,126)	$(75,550)	$(15,249)	$(9,243)

Net loss per share attributable to common shareholders—basic and diluted(2)	$(10.15)	$(11.39)	$(1.95)	$(2.47)	$(0.14)

Weighted average shares of common stock outstanding—basic and diluted(2)	5,706	5,632	38,692	6,170	68,381

Non-GAAP Financial Data (unaudited)
Non-GAAP operating loss(3)	$(41,107)	$(37,425)	$(44,971)	$(10,349)	$(1,497)
Free cash flow(4)	(28,356)	(17,496)	(18,545)	(17,000)	(12,535)
Calculated billings(5)	183,654	232,910	314,520	73,024	96,399

(1)	The stock-based compensation expense included above was as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017	2018	2018	2019
				(unaudited)
	(in thousands)
Cost of revenue	$856	$976	$1,665	$296	$741
Research and development	1,265	2,391	3,179	581	1,292
Sales and marketing	2,209	3,789	5,492	1,045	2,169
General and administrative	3,782	4,601	5,585	1,588	2,358

Total stock-based compensation expense	$8,112	$11,757	$15,921	$3,510	$6,560

The amortization of acquired intangibles included above was as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017	2018	2018	2019
				(unaudited)
	(in thousands)
Cost of revenue	$3,244	$3,717	$4,020	$898	$1,170
Research and development	—	—	—	—	—
Sales and marketing	1,706	1,913	1,951	502	505
General and administrative	124	102	17	10	3

Total amortization of acquired intangibles	$5,074	$5,732	$5,988	$1,410	$1,678

(2)

See Note 12 of the notes to our consolidated financial statements included in our 2018 Annual Report for an explanation of the method used to calculate basic and diluted net loss per share attributable to common shareholders and the weighted-average number of shares used in the computation of the per share amounts.

(3)

We calculate non-GAAP operating loss as operating loss before stock-based compensation expense, amortization of acquired intangibles, and goodwill impairments. For more information about non-GAAP operating loss and a reconciliation of non-GAAP operating loss to operating loss, the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP, “—Use of Non-GAAP Financial Measures” below in this section.

(4)

We define free cash flow as net cash (used in) provided by operating activities less cash used for the purchase of property and equipment. For more information about free cash flow and a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, see “—Use of Non-GAAP Financial Measures” below in this section.

(5)

We define calculated billings as total revenue plus the changes in deferred revenue and contract liabilities in the period. For more information about calculated billings and a reconciliation of calculated billings to revenue, the most directly comparable financial measure calculated and presented in accordance with GAAP, see “—Use of Non-GAAP Financial Measures” below in this section.

	As of December 31,		As of March 31, 2019
	2017	2018
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,075	$142,322	$146,878
Working capital (excluding deferred revenue)	7,998	146,886	160,541
Total assets	178,812	322,932	392,686
Deferred revenue (current and noncurrent)	92,231	134,653	132,714
Credit facility and notes payable	39,465	—	—
Total liabilities	201,483	213,379	223,713
Convertible preferred stock	370,921	—	—
Total shareholders’ equity (deficit)	(393,592)	109,553	168,973

Use of Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we have disclosed non-GAAP operating loss, free cash flow, and calculated billings, which are non-GAAP financial measures. We have provided a reconciliation of each non-GAAP financial measure used in this prospectus to its most directly comparable GAAP financial measure.

•

Non-GAAP operating loss: Non-GAAP operating loss is a non-GAAP financial measure used by our management and Board of Directors in measuring trends and financial performance. We consider non-GAAP operating loss to be an important measure because we believe it provides useful information in understanding and evaluating our operating results period-over-period without the impact of certain expenses that do not directly correlate to our operating performance and that vary significantly from period to period. Non-GAAP operating loss excludes stock-based compensation expense, amortization expense from acquired intangible assets, and goodwill impairments from GAAP operating loss.

•

Free cash flow: Free cash flow is a non-GAAP financial measure used by our management and Board of Directors in facilitating period-to-period comparisons of liquidity. We consider free cash flow to be an important measure because it measures the amount of cash we generate from our operations after our capital expenditures and reflects changes in working capital. We use free cash flow in conjunction with traditional GAAP measures as part of our overall assessment of liquidity. Free cash flow is the total of net cash (used in) provided by operating activities and purchases of property and equipment.

•

Calculated billings: Calculated billings is a non-GAAP financial measure used by our management and Board of Directors to measure our subscription sales activity for a particular period, to compare subscription sales activity across periods, and as an indicator of future subscription revenue. Calculated billings is total revenue, which is recognized ratably over the subscription term, plus the changes in deferred revenue and contract liabilities in the period.

Management uses these non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate financial performance and liquidity. We believe that non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results, prospects, and liquidity and in comparing our financial results to those of other companies.

Our definitions of non-GAAP operating loss, free cash flow, and calculated billings may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Thus, our non-GAAP operating loss, free cash flow, and calculated billings should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP.

We provide investors and other users of our financial information reconciliations of non-GAAP operating loss, free cash flow, and calculated billings to the related GAAP financial measures, operating loss, net cash used in operating activities, and revenue. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view non-GAAP operating loss, free cash flow, and calculated billings in conjunction with the related GAAP financial measure.

The following schedule reflects our non-GAAP operating loss and free cash flow and reconciles these non-GAAP financial measures to the related GAAP financial measures:

	For the Year Ended December 31,			Three Months Ended March 31,
	2016	2017	2018	2018	2019
	(unaudited) (in thousands)
Non-GAAP Financial Measures:
Non-GAAP operating loss	$(41,107)	$(37,425)	$(44,971)	$(10,349)	$(1,497)
Free cash flow	(28,356)	(17,496)	(18,545)	(17,000)	(12,535)
Reconciliation of Non-GAAP Financial Measures:
Non-GAAP Operating Loss:
Operating loss	$(54,293)	$(63,332)	$(76,054)	$(15,269)	$(9,735)
Stock-based compensation expense	8,112	11,757	15,921	3,510	6,560
Amortization of acquired intangibles	5,074	5,732	5,988	1,410	1,678
Goodwill impairment	—	8,418	9,174	—	—

Non-GAAP Operating Loss	$(41,107)	$(37,425)	$(44,971)	$(10,349)	$(1,497)

Free Cash Flow:
Net cash used in operating activities	$(21,696)	$(3,541)	$(3,062)	$(13,375)	$(10,421)
Purchases of property and equipment	(6,660)	(13,955)	(15,483)	(3,625)	(2,114)

Free cash flow	$(28,356)	$(17,496)	$(18,545)	$(17,000)	$(12,535)

The following schedule reflects calculated billings and reconciles to GAAP revenues. In addition to the defined reconciling items for calculated billings, the first quarter of 2019 also includes one-time reconciling adjustments related to the impact of adoption of accounting standard ASC 606 as of January 1, 2019:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017	2018	2018	2019
Total revenue	$167,426	$213,159	$272,098	$61,377	$84,970
Add:
Deferred revenue (end of period)	72,480	92,231	134,653	103,878	132,714
Contract liabilities (end of period)	—	—	—	—	4,208
Impact of adoption of ASC 606 on deferred revenue	—	—	—	—	11,250
Less:
Deferred revenue (beginning of period)	(56,252)	(72,480)	(92,231)	(92,231)	(134,653)
Contract liabilities (beginning of period)	—	—	—	—	—
Impact of adoption of ASC 606 on contract liabilities	—	—	—	—	(2,090)

Calculated billings	$183,654	$232,910	$314,520	$73,024	$96,399

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements for our directors and named executive officers, which are described in the sections titled “Management” and “Executive Compensation” included in documents incorporated by reference in this prospectus, below we describe transactions since January 1, 2016 to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Series D-2 Preferred Stock Financing

In September 2016, we sold an aggregate of 14,244,640 shares of Series D-2 preferred stock to accredited investors at a purchase price of $6.75 per share pursuant to a stock purchase agreement, for an aggregate purchase price of $96.2 million. The following table summarizes purchases of shares of Series D-2 preferred stock by our directors, executive officers, and holders of more than 5% of our capital stock:

Purchaser	Shares of Series D-2 Preferred Stock Purchased	Aggregate Purchase Price
Entities associated with Warburg Pincus(1)	6,803,169	$45,921,391
Entities associated with Sageview(2)	5,185,185	34,999,999
Gary Waterman	148,148	999,999
Pioneer Venture Partners LLC(3)	120,000	810,000

(1)

Includes 6,463,011 shares purchased by WPXI Finance, LP and 340,158 shares purchased by Warburg Pincus XI Partners, L.P. Justin Sadrian, a member of our Board of Directors, is a Managing Director of Warburg Pincus. Entities associated with Warburg Pincus holding our securities are aggregated for purposes of reporting share ownership information.

(2)

Includes 1,870,370 shares purchased by Sageview Avalara Partners, LP and 3,314,815 shares purchased by Sageview Avalara Partners I, L.P. Edward Gilhuly, a member of our Board of Directors, is a managing partner at Sageview. Entities associated with Sageview holding our securities are aggregated for purposes of reporting share ownership information.

(3)	Benjamin Goux, a member of our Board of Directors, is the Chief Financial Officer of Pioneer Venture Partners LLC.

Other Transactions

In January and April 2016, and October 2017, entities affiliated with Warburg Pincus, which beneficially own more than 5% of our capital stock, purchased an aggregate of 746,997 shares of our common stock from certain existing shareholders at purchase prices ranging from $11.20 to $15.06 per share for an aggregate purchase price of $9.6 million. The selling shareholders included Scott McFarlane, our Chief Executive Officer and Chairman of our Board; and David E. Rostov, our former Chief Financial Officer, who sold 196,673 and 59,374 shares of common stock, respectively, for aggregate purchase prices of $3.0 million and $0.7 million, respectively. We were party to the stock purchase agreements solely for the purpose of waiving our rights of first refusal and other applicable restrictions with respect to the transfer of the shares, and we agreed to indemnify Warburg Pincus with respect to certain matters.

In connection with the sale of Series D-2 preferred stock, in September 2016, we repurchased an aggregate of 1,518,555 shares of common stock and 3,989,712 shares of preferred stock from certain of our shareholders at a purchase price of $12.92 per share of common stock and a purchase price of $6.655 per share of preferred stock for an aggregate purchase price of $46.2 million. The following table summarizes the September 2016 repurchases of shares of common stock held by our directors, executive officers, and holders of more than 5% of our capital stock:

Shareholder	Shares of Common Stock Repurchased	Aggregate Purchase Price
Scott McFarlane	165,000	$2,131,800
Kevin Riegelsberger(1)	116,391	1,503,772
Jared Vogt	75,000	969,000
Pascal Van Dooren(2)	34,081	440,327

(1)	Kevin Riegelsberger was our Chief Strategic Initiatives and Operations Officer at the time of the September 2016 repurchase.
(2)	Pascal Van Dooren was our General Manager, AvaTax at the time of the September 2016 repurchase.

In February 2018, Scott McFarlane, our Chief Executive Officer and Chairman of our Board, sold 30,000 shares of our common stock to Tami Reller, one of our directors, at a purchase price of $16.60 per share for an aggregate purchase price of $0.5 million. We were party to the stock purchase agreement solely for the purpose of waiving our rights of first refusal and other applicable restrictions with respect to the transfer of the shares.

Founder Transition Agreement

In February 2019, we entered into a founder transition agreement with Jared Vogt, our co-founder and former director. Mr. Vogt is serving as a member of our Advisory Board and may from time to time be issued project assignments by us. The board granted Mr. Vogt an option for 50,000 shares of company common stock in connection with the entry into the founder transition agreement, which vests in 48 equal monthly installments so long as Mr. Vogt continues to provide services to us. The grant date fair value of the option is $1,191,970. Mr. Vogt receives a monthly stipend of $2,500 and will be paid for any assignments he undertakes. Mr. Vogt also agreed to certain non-solicitation and non-competition covenants.

Investors’ Rights Agreement

In September 2016, we entered into an Amended and Restated Investors’ Rights Agreement, or the Rights Agreement, with the holders of our outstanding preferred stock and certain holders of our outstanding common stock, including certain of our directors, executive officers, and persons then holding at least five percent of our capital stock, as follows: Scott McFarlane, Marion Foote, Jared Vogt, Gary Waterman, entities affiliated with Battery Ventures IX, L.P. (with which Chelsea Stoner is associated), Sageview Capital Master, L.P. (with which Edward Gilhuly is associated), Pioneer Venture Partners LLC (with which Benjamin Goux is associated), and entities affiliated with Warburg Pincus Private Equity XI, L.P. (with which Justin Sadrian is associated). Certain holders of our common stock or their permitted transferees are entitled to rights with respect to the registration of their shares. For a more detailed description of these registration rights, see the section of this prospectus titled “Description of Capital Stock—Registration Rights.”

Voting Agreement

In September 2016, we entered into the Voting Agreement with the holders of our outstanding preferred stock and certain holders of our outstanding common stock, including certain of our directors, executive officers, and persons then holding at least five percent of our capital stock.

The Voting Agreement terminated upon the closing of our initial public offering and our shareholders no longer have any special rights regarding the election or designation of members of our Board of Directors, except that (1) the directors appointed under the Voting Agreement by each of Sageview Capital Master, L.P. and Warburg Pincus Private Equity XI, L.P. shall have the right, but not the obligation, to be appointed to each and every currently existing committee of our Board of Directors, as well as any committees our Board of Directors may create in the future, subject to applicable law and the requirements of any national securities exchange in which our capital stock is listed, and (2) for as long as Warburg Pincus and its affiliates continue to own beneficially at least 750,000 voting securities, we have agreed to nominate and use all reasonable efforts to have one individual designated by Warburg Pincus elected to our Board of Directors. Moreover, for as long as Warburg Pincus is entitled to appoint a person to our Board of Directors, our Board of Directors (or a committee thereof consisting of non-employee directors) shall, if requested by Warburg Pincus, and to the extent then permitted under applicable law, use reasonable efforts to cause any acquisition from us of securities or disposition of securities to us to be exempt under Rule 16b-3 under the Exchange Act.

Indemnification of Directors and Officers

Our Articles and Bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Washington Business Corporation Act, including instances in which indemnification is otherwise discretionary under the law. We have entered into indemnification agreements with each of our directors and executive officers. We also maintain directors’ and officers’ liability insurance. For further information, see the section titled “Executive Compensation—Limitation on Liability; Indemnification of Directors and Officers” included in documents incorporated by reference in this prospectus.

Policies and Procedures for Related Person Transactions

Our Audit Committee must review and approve any related person transactions. Pursuant to our written related person transactions policy, all related persons are required to report to our Audit Committee any related person transaction prior to its completion. For purposes of this policy, a related person transaction means any transaction between us and a related person in which the aggregate amount involved exceeds $120,000 and in which a related person had, has, or will have a direct or indirect material interest. For purposes of this policy, a related person is a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed fiscal year, and his or her immediate family members.

PRINCIPAL SHAREHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of May 28, 2019, as adjusted to reflect the shares of common stock to be issued and sold by us in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all executive officers and directors as a group; and

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person prior to the offering, we deemed outstanding shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of May 28, 2019, or the measurement date. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock prior to this offering on 70,878,213 shares of our common stock outstanding as of the measurement date. Percentage ownership of our common stock after this offering assumes our sale of 3,000,000 shares of common stock in this offering, but no other transactions in our securities after the measurement date.

Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o Avalara, Inc., 255 South King Street, Suite 1800, Seattle, Washington 98104.

	Number of Shares Beneficially Owned Prior to and After this Offering	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Prior to the Offering	After the Offering
Named Executive Officers and Directors:
Scott McFarlane(1)	2,024,945	2.8%	2.7%
William Ingram(2)	454,466	*	*
Alesia Pinney(3)	49,777	*	*
Marion Foote	530,812	*	*
Edward Gilhuly(4)	5,245,299	7.4	7.1
Benjamin Goux(5)	46,759	*	*
Tami Reller	65,533	*	*
Justin Sadrian(6)	47,540	*	*
Rajeev Singh	20,000	*	*
Chelsea Stoner	54,500	*	*
Gary Waterman	1,436,344	2.0	1.9
Kathleen Zwickert	—	—	—
All executive officers and directors as a group (13 persons)(7)	9,975,975	13.7	13.2
5% Shareholders:
Entities associated with Battery(8)	5,115,095	7.2	6.9
Entities associated with Sageview(4)	5,245,299	7.4	7.1

*	Less than 1%.

(1)

Includes 18,750 shares held by MVPROJECTS, LLC, or MV, and 1,254,999 shares issuable upon the exercise of options within 60 days of the measurement date. Mr. McFarlane is a member of MV and shares voting and dispositive power of the shares held by MV.

(2)	Includes 453,487 shares issuable upon the exercise of options within 60 days of the measurement date.
(3)	Includes 48,250 shares issuable upon the exercise of options within 60 days of the measurement date.
(4)

Includes 3,486,706 shares held by Sageview Capital Master, L.P., or SCM, 450,798 shares held by Sageview Avalara Partners I, L.P., or SCAI, 254,361 shares held by Sageview Avalara Partners, L.P., or SCA, and 75,000 shares held by Sageview Capital LP, or SC. SC is investment adviser to SCM. Mr. Gilhuly and Scott M. Stuart are co-presidents of Sageview Capital MGP, LLC, which ultimately controls the general partner of SCM, SCAI, and SCA and in such capacity may be deemed to have shared voting and dispositive power over the shares held by SCM, SCAI, and SCA. Messrs. Gilhuly and Stuart are co-presidents of Sageview Management LLC, which ultimately controls the general partner of SC, and in such capacity may be deemed to have shared voting and dispositive power over the shares held by SC. Includes 489,217 shares held by trusts for the benefit of Mr. Gilhuly’s family and 489,257 shares held by trusts for the benefit of Mr. Stuart’s family. The address of the Sageview funds is 55 Railroad Avenue, First Floor, Greenwich, Connecticut 06830.

(5)	Includes 3,000 shares held by Mr. Goux as custodian for his children.
(6)	Includes 920 shares held by the Lee Kellogg Sadrian 2011 GST Trust dated November 18, 2011, of which Mr. Sadrian is a trustee.
(7)

Includes 1,756,736 shares issuable upon the exercise of options within 60 days of the measurement date. Also includes 18,750 shares held indirectly by Mr. McFarlane through MV, 3,000 shares held by Mr. Goux as custodian for his children and 920 shares held by the Lee Kellogg Sadrian 2011 GST Trust dated November 18, 2011, of which Mr. Sadrian is a trustee.

(8)

Includes 5,064,457 shares held by Battery Ventures IX, L.P., or BVIX, and 50,638 shares held by Battery Investment Partners IX, LLC, or BIPIX. The sole general partner of BVIX is Battery Partners IX, LLC, or BPIX. The sole managing member of BIPIX is BPIX. BPIX’s investment adviser is Battery Management Corp., or together with BPIX, the Battery Companies. The managing members and officers of the Battery Companies who share voting and dispositive power with respect to such shares are Neeraj Agrawal, Michael Brown, Jesse Feldman, Roger H. Lee, R. David Tabors, and Scott R. Tobin. The address of each of these entities is One Marina Park Drive, Suite 1100, Boston, Massachusetts 02210.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain terms of our capital stock. This summary does not purport to be complete and is qualified by reference to the provisions of our Articles, Bylaws, and Rights Agreement, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Washington law.

Our authorized capital stock consists of 600,000,000 shares of common stock, $0.0001 par value per share, and 20,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

As of March 31, 2019, there were 69,903,447 shares of our common stock outstanding, held by 231 shareholders of record, and no shares of our preferred stock outstanding. Our Board of Directors is authorized to issue additional shares of our capital stock without shareholder approval. As of March 31, 2019, we also had outstanding options to acquire 9,030,579 shares of our common stock held by employees, directors, and consultants, with a weighted average exercise price of $15.44 share and 1,018,325 shares issuable upon vesting of RSUs.

Common Stock

Dividend Rights

Subject to the prior or preferential rights of holders of our preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends in the foreseeable future. See the section of this prospectus titled “Dividend Policy” for additional information.

Voting Rights

Each share of our common stock entitles its holder to one vote on all matters voted on by the shareholders, including the election of directors. We have not provided for cumulative voting for the election of directors in our Articles. Our Articles establish a classified Board of Directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election at each annual meeting of shareholders, with the directors in other classes continuing for the remainder of their three-year terms.

Right to Receive Liquidation Distributions

Subject to the prior or preferential rights of holders of our preferred stock outstanding at the time, in the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders.

Rights and Preferences

Holders of our common stock have no preemptive or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our Board of Directors has the authority, without further action by our shareholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the rights, preferences,

privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock by us could have the effect of delaying, deferring, or preventing a change in control of our company or other corporate action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.

Stock Options and Restricted Stock Units

As of March 31, 2019, there were 9,030,579 shares of our common stock issuable upon exercise of outstanding stock options pursuant to the 2018 Plan and 2006 Plan with a weighted average exercise price of $15.44 per share and 1,018,325 shares issuable upon vesting of RSUs.

Registration Rights

Certain holders of our common stock or their permitted transferees are entitled to rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our shareholders. We refer to these shares as “registrable securities.” These rights are provided under the terms of the Rights Agreement and include demand registration rights, short form registration rights and piggyback registration rights.

These registration rights will terminate:

•	on September 12, 2024;

•

with respect to any holder of registrable securities holding, together with its affiliates, less than 1% of our outstanding capital stock following this offering, when such holder is able to sell all of its registrable securities during a three-month period without registration in compliance with Rule 144 of the Securities Act (assuming for this purpose that any holder of at least 250,000 shares of registrable securities as of September 12, 2016 is an “affiliate” within the meaning of Rule 144); or

•

upon (1) a sale, lease, transfer, or other disposition of all or substantially all of our assets taken as a whole, or (2) the acquisition of shares of our capital stock representing a majority of our combined ordinary voting power by any person or entity, or any “group” as defined in Regulation 13D under the Exchange Act, by means of any transaction or series of related transactions, including, without limitation, any reorganization, merger or consolidation, but excluding (a) any bona fide financing transaction, the proceeds of which are not intended to be used by us to purchase, redeem, or otherwise acquire for value any of our capital stock or other equity securities, or (b) any reorganization, merger, or consolidation involving us or one of our subsidiaries in which the shares of our capital stock outstanding immediately prior to such transaction continue to represent, or are converted into or exchanged for, shares of capital stock that continue to represent, immediately following such transaction, a majority of the combined ordinary voting power of the outstanding capital stock of the surviving or resulting corporation, or if the surviving or resulting corporation is a wholly-owned subsidiary of another corporation immediately following such transaction, of the parent corporation of the surviving or resulting corporation.

We will pay the registration expenses (other than underwriting discounts, selling commissions, and stock transfer taxes) in connection with the registrations described below, including the reasonable fees and disbursements of one counsel for participating holders of registrable securities. In an underwritten offering, the underwriters have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Demand Registration Rights

At any time, either the holders of at least 25% of the then outstanding registrable securities or Warburg Pincus Private Equity XI, L.P. can request that we register the offer and sale of at least 25% of the then outstanding registrable securities (or a lesser percentage if the anticipated aggregate offering price of such shares, net of any underwriters’ discounts, selling commissions, stock transfer taxes, and certain selling holder legal fees, is greater than $15 million). We are not required to effect more than four demand registrations. If we determine that it would be materially detrimental to us and our shareholders to effect a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days, provided that we do not register any of our securities or those of any other shareholder during such 90-day period, other than with respect to a registration related to a company stock plan, a registration related to a corporate reorganization or transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered.

Piggyback Registration Rights

If we propose to register the offer and sale of any of our securities under the Securities Act in connection with the public offering of such securities, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to a company stock plan, a registration related to a corporate reorganization or transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration.

Form S-3 Registration Rights

The holders of our registrable securities may make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3, so long as the sale of securities registered pursuant to such request would result in an aggregate price to the public (net of any underwriters’ discounts, selling commissions, stock transfer taxes, and certain selling holder legal fees) of at least $1.0 million. If we determine that it would be materially detrimental to us and our shareholders to effect a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days, provided that we do not register any of our securities or those of any other shareholder during such 90-day period, other than with respect to a registration related to a company stock plan, a registration related to a corporate reorganization, or transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered.

Anti-Takeover Provisions

Washington Anti-Takeover Law

Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act generally prohibits a target corporation from engaging in specified “significant business transactions” with an “acquiring person.” This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage unsolicited attempts to acquire us. An “acquiring person” is generally defined as a person or group of persons that beneficially owns the voting shares entitled to cast votes comprising 10% or more of the voting power of the target corporation. The target corporation may not engage in “significant business transactions,” as defined in Chapter 23B.19, for a period of five years after the date of the transaction in which the person became an acquiring person, unless (1) the significant business transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the share acquisition causing the person to become an “acquiring person,” or (2) the significant business transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the votes entitled to be cast by the outstanding voting shares (excluding the acquiring person’s shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person’s share acquisition. “Significant business transactions” include, among other things:

•	a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•

a termination of 5% or more of the employees of the target corporation employed in the State of Washington as a result of the acquiring person’s acquisition of 10% or more of the shares, whether at one time or over the five-year period following the share acquisition;

•	a transaction in which the acquiring person is allowed to receive a disproportionate benefit as a shareholder; or

•	liquidating or dissolving the target corporation.

After the five-year period, a “significant business transaction” may occur, as long as it complies with “fair price” provisions specified in the statute or is approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not “opt out” of this statute.

Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Our Articles and Bylaws include a number of provisions that may have the effect of deterring takeovers or delaying or preventing changes in control or changes in our management that a shareholder might deem to be in the shareholder’s best interest. These provisions include the following:

•	our Board of Directors may issue up to 20,000,000 shares of preferred stock, with any rights or preferences as it may designate;

•

our Articles and Bylaws provide (1) for the division of our Board of Directors into three classes, as nearly equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our shareholders, (2) that a director may only be removed from the Board of Directors for cause by the affirmative vote of our shareholders, (3) that vacancies on our Board of Directors may be filled only by the Board of Directors, and

(4) that only our Board of Directors may change the size of our Board of Directors, which provisions together generally make it more difficult for shareholders to replace a majority of our Board of Directors;

•	Washington law, our Articles, and Bylaws limit the ability of shareholders from acting by written consent by requiring unanimous written consent for shareholder action to be effective;

•	our Articles and Bylaws limit who may call a special meeting of shareholders to only our Board of Directors, chairperson of our Board of Directors, chief executive officer, or president;

•

our Bylaws provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide timely advance written notice to us in writing, and specify requirements as to the form and content of a shareholder’s notice, which may preclude shareholders from bringing matters before a meeting of shareholders or from making nominations for directors at a meeting of shareholders;

•

our Articles do not provide for cumulative voting for our directors, which may make it more difficult for shareholders owning less than a majority of our capital stock to elect any members to our Board of Directors; and

•

our Articles and Bylaws provide that shareholders can amend or repeal the Bylaws only by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote generally in the election of directors, voting together as a single group.

Additionally, unless approved by a majority of our “continuing directors,” as that term is defined in our Articles, specified provisions of our Articles may not be amended or repealed without the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote on the action, voting together as a single group, including the following provisions:

•

those providing that shareholders can amend or repeal the Bylaws only by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote generally in the election of directors, voting together as a single group;

•

those providing for the division of our Board of Directors into three classes, as nearly equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our shareholders;

•	those providing that a director may only be removed from the Board of Directors for cause by the affirmative vote of our shareholders;

•	those providing that vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the directors then in office or by the sole remaining director;

•	those providing that only our Board of Directors may change the size of our Board of Directors;

•

those requiring the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote on the action, voting together as a single group, to amend or repeal specified provisions of our Articles; and

•	those that limit who may call a special meeting of shareholders to only our Board of Directors, chairperson of our Board of Directors, chief executive officer or president.

Transfer Agent and Register

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY

11219 and its telephone number is (800) 937-5449. Our shares of common stock will be issued in uncertificated form only, subject to limited exceptions.

Listing

Our common stock is listed on the New York Stock Exchange, under the symbol “AVLR.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR

NON-U.S. HOLDERS

The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with state, local, or non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income and estate taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy, partnerships and other pass-through entities and investors in such pass-through entities, or entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their places of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and U.S. Treasury regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income and estate tax consequences of acquiring, owning, and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, or non-U.S. tax consequences or any U.S. federal tax consequences other than income and estate taxes.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (1) an individual who is a citizen or resident of the United States, (2) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If you are an individual, you may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Also, partnerships or other entities that are treated as partnerships for U.S. federal income tax purposes (regardless of their place of organization or formation) and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, U.S. Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific income tax treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce your adjusted basis in our common stock as a non-taxable return of capital, but not below zero, and then any excess will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described under the heading “Gain on Disposition of Our Common Stock,” below.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (1) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the

Code at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

If you are a Non-U.S. Holder described in (1) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific income tax treaty exemption applies, and corporate Non-U.S. Holders described in (1) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (2) above, you will be required to pay a flat 30% tax on the gain derived from the sale, or such reduced rate as is specified by an applicable income tax treaty, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). With respect to (3) above, in general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation; however, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to taxing authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations generally will be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

A U.S. federal withholding tax of 30% will apply on dividends on and, subject to the proposed U.S. Treasury regulations discussed below, the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. taxing authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% also will apply to dividends on and, subject to the proposed U.S. Treasury regulations discussed below, the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits of such taxes. Under the applicable U.S. Treasury regulations and administrative guidance, this 30% U.S. federal withholding tax generally will apply to dividends with respect to our common stock. While this 30% U.S. federal withholding tax also would have applied to gross proceeds of a disposition of our common stock on or after January 1, 2019, recently proposed U.S. Treasury regulations eliminate withholding on gross proceeds entirely. Taxpayers generally may rely on these proposed U.S. Treasury regulations until final U.S. Treasury regulations are issued. Holders are encouraged to consult with their own tax advisors regarding the possible implications of these U.S. federal withholding tax provisions on their investment in our common stock.

Federal Estate Tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the United States at the time of his or her death.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. LAW, OR U.S. FEDERAL TAX LAW OTHER THAN INCOME AND ESTATE TAX LAW.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of our common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC is the representative of the underwriters.

Name	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Canaccord Genuity LLC
JMP Securities LLC
KeyBanc Capital Markets Inc.
Needham & Company, LLC
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.

Total	3,000,000

The underwriters are committed to take and pay for all of the shares of our common stock being offered, if any are taken, other than the shares of our common stock covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 450,000 shares of our common stock from us. They may exercise this option for 30 days. If any shares of our common stock are purchased pursuant to this option, the underwriters will severally purchase shares of our common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and the total underwriting discount to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock from us.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of our common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. After the initial offering of the shares of our common stock, the representative may change the offering price and the other selling terms. The offering of the shares of our common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In connection with this offering, subject to certain exceptions, including the sale of up to 72,550 shares pursuant to 10b5-1 plans and the sale of up to 3,000,000 shares by certain shareholders after the closing of this offering, we and all of our executive officers and directors, and certain shareholders, have agreed to enter into lock-up agreements that restrict their ability to sell or transfer shares of our capital stock for 60 days from the date of this prospectus without the prior written consent of Goldman Sachs & Co. LLC.

Our common stock is listed on the New York Stock Exchange under the symbol “AVLR.”

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such shares that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares in the open market. In determining the source of shares of our common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of our common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $1.1 million, which includes up to $30,000 of expenses payable to the underwriters for certain FINRA-related expenses. The underwriters have agreed to reimburse a portion of our expenses in connection with this offering.

We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and for other companies with which we have entered or may enter into transactions, for which such underwriters or their affiliates received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities

(or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of our shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our shares of our common stock to be offered so as to enable an investor to decide to purchase our shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (a) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (b) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106

Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong, or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (b) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation, or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (b) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA, or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Perkins Coie LLP, Seattle, Washington. The underwriters are being represented by Cooley LLP, Seattle, Washington.

EXPERTS

The consolidated financial statements as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such consolidated financial statements have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified by reference to the filed exhibit.

We are required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. Our SEC filings are available to the public on the SEC’s website at www.sec.gov, which contains reports, proxies and information statements and other information regarding registrants that file electronically. We also maintain a website at investor.avalara.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain information. This means that we can disclose important information to you by referring you to those documents that contain the information. The information we incorporate by reference is considered a part of this prospectus. We incorporate by reference into this prospectus the documents listed below that we have filed with the SEC. Any report or information within any of the documents referenced below that is furnished, but not filed, shall not be incorporated by reference into this prospectus.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2018;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019;

•	Our Current Reports on Form 8-K filed on January 9, 2019 (as amended on January 28, 2019), January 31, 2019 , and February 28, 2019; and

•	Our Definitive Proxy Statement on Schedule 14A, filed on April 29, 2019.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to Avalara, Inc., 255 S. King Street, Suite 1800, Seattle, WA 98104, (206) 826-4900, Attention: Legal Department. Copies of the above reports may also be accessed from our web site at investor.avalara.com. Information contained on, or that can be accessed through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

3,000,000 Shares

Common Stock

Goldman Sachs & Co. LLC	BofA Merrill Lynch	Morgan Stanley

Canaccord Genuity	JMP Securities	KeyBanc Capital Markets

Needham & Company	Raymond James	Stifel	William Blair

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses, other than underwriting discount that Avalara, Inc. (the “Registrant”) expects to incur in connection with the issuance and distribution of the securities being registered under this Registration Statement, are estimated to be as follows:

Estimated Amount To Be Paid
SEC registration fee	$28,766
FINRA filing fee	36,102
New York Stock Exchange listing fee	16,560
Transfer agent’s fees	5,000
Printing and engraving expenses	145,000
Legal fees and expenses	550,000
Accounting fees and expenses	200,000
Miscellaneous expense	118,572

Total	$1,100,000

All expenses will be borne by the Registrant (except any underwriting discounts and commissions). Each of the amounts set forth above, other than the SEC registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee, is an estimate.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 510 of Chapter 23B.08 of the Washington Business Corporation Act provides, in general, that a corporation may indemnify an individual who was, is, or is threatened to be made a named defendant or respondent to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (for the purposes of this Item 14, a “proceeding”) because the individual is or was a director against the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding incurred in the proceeding if the individual acted in good faith and the individual believed, in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the corporation’s best interests, and, in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. A corporation may not indemnify a director under Section 510 of Chapter 23B.08 of the Washington Business Corporation Act in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

Section 520 of Chapter 23B.08 of the Washington Business Corporation Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was, is, or is threatened to be made a named defendant or respondent to a proceeding to which the director was party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

Section 540 of Chapter 23B.08 of the Washington Business Corporation Act provides that, unless a corporation’s articles of incorporation provide otherwise, a director of a corporation who is party to a proceeding may apply for indemnification or advancement of expenses to the court conducting the proceeding or to another court of competent jurisdiction.

Section 570 of Chapter 23B.08 of the Washington Business Corporation Act provides that, unless a corporation’s articles of incorporation provide otherwise, an officer of a corporation who is not a director is entitled to mandatory indemnification under Section 520 of Chapter 23B.08 of the Washington Business Corporation Act, and is entitled to apply for court-ordered indemnification under Section 540 of Chapter 23B.08 of the Washington Business Corporation Act, in each case to the same extent as a director.

The Registrant’s amended and restated articles of incorporation (the “Articles”) and its amended and restated bylaws (the “Bylaws”) provide that the Registrant will indemnify its directors and officers to the fullest extent permitted by the Washington Business Corporation Act, including instances in which indemnification is otherwise discretionary under the law. The Bylaws provide that the Registrant will indemnify its directors and officers against liability incurred as a result of their performance of services requested by the Registrant, and will advance to them reasonable expenses toward the defense of any such proceeding brought against them, except in any case in which liability results from:

•	acts or omissions adjudged to have involved intentional misconduct, a knowing violation of law or an unlawful distribution; or

•	any transaction in which the director or officer is adjudged to have personally received a benefit in money, property or services to which he or she is not legally entitled.

The Articles also limit the liability of the Registrant’s directors to the Registrant and to its shareholders for monetary damages incurred in their capacity as a director to liability resulting from the same acts or omissions or transactions described above.

The Bylaws also provide that the Registrant may purchase and maintain liability insurance on behalf of its directors, officers, employees, and agents. The Registrant currently maintains a liability insurance policy pursuant to which its directors and officers may be indemnified against liability incurred as a result of serving in their capacities as directors and officers, subject to certain exclusions.

In addition, the Registrant has entered into indemnification agreements with each of its current directors and officers, and certain of its employees. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity.

The Underwriting Agreement, to be filed as Exhibit 1.1 hereto, is expected to provide for indemnification by the underwriters named therein of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”).

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth information regarding unregistered securities sold by the Registrant from January 1, 2016 through the date of this Registration Statement:

•	From January 1, 2016 to June 15, 2018 (the date the Registrant filed its registration statement on Form S-8), the Registrant granted employees, directors, and consultants stock options to purchase an aggregate of 8,252,602 shares of common stock, at exercise prices ranging from $12.34 to $24.00 per share, pursuant to its 2006 Equity Incentive Plan.

•

From January 1, 2016 to June 15, 2018 (the date the Registrant filed its registration statement on Form S-8), the Registrant issued an aggregate of 1,552,736 shares of common stock to option holders upon the exercise of the stock options issued under the 2004 Equity Incentive Plan, 2006 Equity Incentive Plan and Taxcient, Inc. (f/k/a vAudit Group, Inc.) 2005 Stock Option Plan at exercise prices ranging from $0.698 to $15.06 per share, for aggregate cash consideration of $4.5 million.

•	From January 1, 2016 to June 15, 2018, the Registrant issued warrants to purchase an aggregate of 240,000 shares of common stock, at exercise prices ranging from $12.60 to $16.60 per share.

•

From January 1, 2016 to June 19, 2018, the Registrant issued an aggregate of 844,826 shares of common stock upon the exercise of warrants at exercise prices ranging from $0.96 to $16.60 per share, for aggregate cash consideration of $4.4 million.

•	In September 2016, the Registrant issued an aggregate of 285,710 shares of common stock as consideration for a business acquisition.

•

From January 1, 2016 to the date of this Registration Statement, the Registrant issued an aggregate of 315,315 shares of Series A preferred stock upon the exercise of warrants at an exercise price of $0.888 per share, for aggregate cash consideration of $0.3 million.

•

In September 2016, the Registrant sold an aggregate of 14,244,640 shares of Series D-2 preferred stock to accredited investors at a purchase price of $6.75 per share pursuant to a stock purchase agreement, for an aggregate purchase price of $96.2 million.

•

In May 2018, as consideration for the acquisition of assets from Tradestream Technologies, Inc. and Wise 24 Inc., the Registrant agreed to issue an aggregate of 113,122 shares of common stock to the sellers in three installments over an 18-month period, and to issue additional shares of common stock in the future subject to the terms of an earnout arrangement.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder) because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-38525) filed with the SEC on August 10, 2018)

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-38525) filed with the SEC on August 10, 2018)

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-224850) filed with the SEC on June 4, 2018)

5.1*	Opinion of Perkins Coie LLP

10.1+	Avalara, Inc. 2006 Equity Incentive Plan, as amended, and related forms of award agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.2+	Taxcient, Inc. (f/k/a vAudit Group, Inc.) 2005 Stock Option Plan, as amended, and related forms of award agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.3+	Avalara, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.4+	Avalara, Inc. 2017 Leadership Bonus Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.5+	Avalara, Inc. 2018 Executive and Sales Leadership Bonus Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.6+	Avalara, Inc. 2018 Employee Stock Purchase Plan, as amended and restated effective August 8, 2018 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-38525) filed with the SEC on August 10, 2018)

10.7+	Form of Outside Director Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.8+	Form of Indemnification Agreement made by and between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-38525) filed with the SEC on May 8, 2019)

10.9+	Executive Employment Agreement between the Registrant and Scott McFarlane dated June 19, 2017 (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.10+	Executive Employment Agreement between the Registrant and William Ingram dated June 19, 2017 (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

Exhibit Number	Description

10.11+	Executive Employment Agreement between the Registrant and Alesia Pinney dated June 19, 2017 (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.12+	Executive Employment Agreement between the Registrant and Amit Mathradas dated January 6, 2019 (incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K (File No. 001-38525) filed with the SEC on February 28, 2019)

10.13	Loan and Security Agreement among the Registrant, Silicon Valley Bank, and Ally Bank dated June 6, 2016 (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.14	First Amendment to Loan and Security Agreement among the Registrant, Silicon Valley Bank, and Ally Bank dated April 28, 2017 (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.15	Second Amendment to Loan and Security Agreement among the Registrant, Silicon Valley Bank, and Ally Bank dated November 16, 2017 (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.16	Lease Agreement between W2007 Seattle Office Second and Spring Building Realty, LLC and Avalara, Inc. dated August 14, 2014 (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.17	Office Building Lease by and between 255 South King Street Limited Partnership and the Registrant dated June 9, 2016 (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.18	First Amendment of Office Building Lease by and between 255 South King Street Limited Partnership and the Registrant dated June 1, 2017 (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.19	Second Amendment of Office Building Lease by and between 255 South King Street Limited Partnership and the Registrant dated October 2, 2017 (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.20	Third Amendment of Office Building Lease by and between 255 South King Street Limited Partnership and the Registrant dated November 29, 2017 (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.21	Fourth Amendment of Office Building Lease by and between 255 South King Street Limited Partnership and the Registrant dated February 19, 2018 (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.22	Fifth Amendment of Office Building Lease by and between 255 South King Street Limited Partnership and the Registrant dated September 26, 2018 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-38525) filed with the SEC on November 8, 2018)

Exhibit Number	Description

10.23	Ninth Amended and Restated Investors’ Rights Agreement, dated September 12, 2016, as amended (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

10.24	Tenth Amended and Restated Voting Agreement, dated September 12, 2016 (incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1 (File No. 333-224850) filed with the SEC on May 11, 2018)

21.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K (File No. 001-38525) filed with the SEC on February 28, 2019)

23.1*	Consent of Perkins Coie LLP (included in Exhibit 5.1)

23.2*	Consent of Deloitte & Touche LLP

24.1	Power of Attorney (included on the signature page of this Registration Statement)

*	Filed herewith.
+	Management contract or compensatory plan.

(b) Financial Statement Schedules:

Financial statement schedules have been omitted, as the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on June 4, 2019.

AVALARA, INC.

By:	/s/ Scott M. McFarlane
Scott M. McFarlane Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Alesia L. Pinney and William D. Ingram, and each of them, his or her true and lawful agent, proxy, and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (1) act on, sign, and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign, and file such certificates, instruments, agreements, and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying, and confirming all that such agent, proxy, and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Scott M. McFarlane	Chairman and Chief Executive Officer	June 4, 2019
Scott M. McFarlane	(Principal Executive Officer) and Director

/s/ William D. Ingram	Chief Financial Officer and Treasurer	June 4, 2019
William D. Ingram	(Principal Financial Officer)

/s/ Daniel E. Manning	Chief Accounting Officer	June 4, 2019
Daniel E. Manning	(Principal Accounting Officer)

/s/ Marion R. Foote	Director	June 4, 2019
Marion R. Foote

/s/ Edward A. Gilhuly	Director	June 4, 2019
Edward A. Gilhuly

Signature	Title	Date

/s/ Benjamin J. Goux	Director	June 4, 2019
Benjamin J. Goux

/s/ Tami L. Reller	Director	June 4, 2019
Tami L. Reller

/s/ Justin L. Sadrian	Director	June 4, 2019
Justin L. Sadrian

/s/ Rajeev Singh	Director	June 4, 2019
Rajeev Singh

/s/ Chelsea R. Stoner	Director	June 4, 2019
Chelsea R. Stoner

/s/ Gary L. Waterman	Director	June 4, 2019
Gary L. Waterman

/s/ Kathleen M. Zwickert	Director	June 4, 2019
Kathleen M. Zwickert